From the Desk of

Larry Pino, Esquire

March 9, 2021

Via Edgar and E-mail

Mr. Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, DC

20549

Re:	Tuscan Gardens Senior Living Communities, Inc.

Post Qualification Offering Circular Amendment No. 1

Submitted January 22, 2021

File No. 024-10945

Dear Mr. Regan,

This letter is submitted on behalf of our client Tuscan Gardens Senior Living Communities, Inc. (the “Company”), regarding the Company’s public submission of Post Qualification Offering Circular Amendment No. 1, filed January 22, 2021 (the “Offering Circular Amendment No. 1”).

The following are the Company’s clarifications to the Offering Statement in response to your letter comments dated February 18, 2021 (the “Commission’s Comments”) and recent conversations with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), referencing where appropriate, the revisions made in its Post Qualification Offering Circular Amendment No. 2, dated March 1, 2021 (the “Offering Circular Amendment No. 2”) which was publicly filed on or about the date of this letter. References in this letter to “we,” “our” or “us” mean the Company as the context may require.

Modifications to the Offering Circular based on the Commission’s Comments and discussions with the Staff

The following modifications have been included in the Offering Circular Amendment No. 2 for the purpose of updating and revising certain information based on the Commission’s Comments in based on its review of the Offering Circular and subsequent discussions with the Staff:

General

1.	It appears you commenced your offering on November 25, 2019 and that offering is continuing. Please provide your analysis of how you are in compliance with the requirement that you update your offering statement on an annual basis as set forth in Rule 252(f)(iii)(2)(i) of Regulation A. Also, please clarify whether you have sold securities since the date that was 12 months after the qualification date.

The Company has filed all requisite financial reports (i.e. 1-SA and 1-K), and disclosures (i.e. 1-U) on a timely basis and was operating under the understanding that i) these filings constituted requisite annual updates to the offering statement, and ii) therefore that the offering was in good standing and still qualified.

The need to file a fully updated offering statement on an annual basis was brought to the Company’s attention in January 2021 by Sutter Securities Clearing, LLC, its Managing Broker-Dealer (the “MBD”), indicating the offering had gone “stale” since the Company had not filed a “complete revised” offering circular within twelve months of the date that the initial offering circular was qualified by the Commission on November 25, 2019 (the “Initial Qualified Offering Date”).

To remedy this oversight, the Company filed Post Qualification Offering Circular Amendment No. 1 incorporating by reference its prior 1-SA and 1-K financial filings and 1-U disclosures along with various amendments reflecting updated disclosures to reflect changes since the Initial Qualified Offering Date.

Other than the 9,991 Class A non-voting preferred shares issued pursuant to the December 31, 2020 agreement with a wholly-owned affiliate, Tuscan Gardens Intermediate Fund, Inc. (the “Intermediate Fund”), that was disclosed under the Company’s 1-U filing of even date, no securities have been sold since the Initial Qualified Offering Date.

2.	It appears you are attempting to amend certain sections of your offering circular which was qualified on November 25, 2019. Please file a complete revised offering circular and not merely the amended sections provided. Also, to the extent you file revised exhibits, please include complete revised exhibits and not merely the revised sections.

The foregoing referenced amendments have been incorporated in a complete, revised Offering Circular Amendment No. 2.

Additionally, the following complete, revised exhibits have been included in Offering Circular Amendment No. 2:

i)	Exhibit 2A	-	Amended and Restated Articles of Incorporation;
ii)	Exhibit 4	-	Subscription Agreement
iii)	Exhibit 11(i)	-	Consent to use Legal Opinion
iv)	Exhibit 12	-	Legal Opinion

Lastly, as the Company’s independent registered public accounting firm, Grennan Fender Hess & Poparad LLP is finalizing the Company’s audited financial statements as of December 31, 2020 and 2019, and for the years ended December 31, 2020 and December 31, 2019 (“Audited Financial Statements), we have included unaudited, semi-annual financial statements as of June 30, 2020 and June 30, 2019 that were filed under form 1-SA. Upon receipt of the Audited Financial Statements, we will file a subsequent amendment to Offering Circular Amendment No. 2 which will include the Audited Financial Statements and the following revised exhibit:

i)	Exhibit 11(ii)	-	Consent to use Audit Opinion

3.	Please clarify if any securities have been sold in the offering in the past twelve months. In that context, clarify whether the 9,991 Class A non-voting preferred shares issued pursuant to the December 31, 2020 agreement with Tuscan Gardens Intermediate Fund, Inc. were issued as part of the Regulation A offering. To the extent securities have been sold, please reduce the amount of your offering to reflect such sales. Refer to Rule 251(a)(2) of Regulation A for guidance. Also, please provide an updated legal opinion for the issuance of securities in this post-qualification amendment.

The 9,991 Class A non-voting preferred shares were issued pursuant to the December 31, 2020 agreement with the Intermediate Fund, a wholly-owned affiliate as more fully disclosed under the Company’s 1-U filing of even date. These shares were issued as part of a non-arm’s length share exchange under the plan of merger between the Company and the Intermediate Fund, and as the Company believed the offering to be in good standing and qualified at the time, were issued as part of the Regulation A offering.

No securities other than those issued under the merger with the Intermediate Fund have been sold as under in the offering in the past twelve months.

Offering Circular Amendment No. 2, as a Tier 2 Offering, has been modified to reflect maximum potential proceeds of $65,009,000, which, when combined with the $9,991,000 merger with the Intermediate Fund results in a total of $75,000,000 being the maximum annual Tier 2 Offering under Regulation A.

An updated Legal Opinion from the Company’s counsel, Pino Nicholson PLLC dated March 1, 2021 has been included as Exhibit 12 to Offering Circular Amendment No. 2.

The Company has provided additional disclosures under the PLAN OF OPERATIONS and RISKS RELATED TO THE OFFERING sections outlining the circumstances of the Company’s prior offering going stale, and details of the above-mentioned Material Non-Arm’s Length Definitive Agreement.

Incorporation by Reference, page 2

4.	Please revise your disclosure in this section to reflect that you may not incorporate by reference incomplete portions of Part II of the Offering Circular and that incorporating Part F/S or other information into the financial statements from elsewhere is not permitted. Refer to General Instructions III(a) and III(c) to Form 1-A for guidance.

Unaudited, semi-annual financial statements as of June 30, 2020 and June 30, 2019 that were filed under form 1-SA have been included as Part F/S of Offering Circular Amendment No. 2. Upon receipt of the Audited Financial Statements, we will file a subsequent amendment to Offering Circular Amendment No. 2 which will include the Audited Financial Statements.

Exhibits

5.	Please provide an updated auditor consent which references the amended offering circular on Form 1-A as filed in 2021, and not merely the original 1-A as of February 24, 2020.

An updated auditor consent will be included as Exhibit 11(ii) in Company’s subsequent amendment to Offering Circular Amendment No. 2 along with its Audited Financial Statements.

Trusting the foregoing are satisfactory, we look forward to confirmation that the Commission has no further comment and that we have addressed all open matters to the Commission’s satisfaction.

If you should require any additional information or clarification, please do not hesitate to contact me at (407) 206-6511.

Sincerely,

/s/Larry Pino, Esq., for the firm

PINO NICHOLSON PLLC